UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Declaration and payment of Dividends and Interest on Equity

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the Ordinary General Meeting of the Company’s shareholders to be held 2024, for the distribution of:

(I) Interim Dividends in the total amount of R$ 380,000,000.00 (three hundred and eight million Brazilian reais), pursuant to the article 37, item II, of the Company's Bylaws, calculated based on the profit for the year calculated up to the balance sheet of September 30, 2023, corresponding to R$ 0.04866003444 per common share, R$ 0.05352603789 per preferred share and R$ 0.10218607233 per Unit; and

(II) Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws based on the profit for the year calculated up to the balance sheet of September 30, 2023, in the gross amount of R$ 1,120,000,000.00 (one billion and a hundred and twenty million Brazilian reais), corresponding to R$ 0.14341904889 per common share, R$ 0.15776095377 per preferred share and R$ 0.30118000266 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 952,000,000.00 (nine hundred and fifty two million Brazilian reais), corresponding to R$ 0.12190619155 per common share, R$ 0.13409681071 per preferred share and R$ 0.25600300226 per Unit, except for immune and/or exempt shareholders.

Below is a table detailing the amounts of Dividends and Interest on Company’s Equity per share:

Shares	Interim Dividends (per share)	Interest on Equity (gross value) (per share)	Interest on Equity (after tax) (per share)
ON (Common)	R$ 0.04866003444	R$ 0.14341904889	R$ 0.12190619155
PN (Preferred)	R$ 0.05352603789	R$ 0.15776095377	R$ 0.13409681071
Unit(*)	R$ 0.10218607233	R$ 0.30118000266	R$ 0.25600300226

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

[Free English Translation]

The shareholders entitled for the Dividends and Interest on Company’s Equity approved will be the ones registered in the Company’s books at the end of October 19, 2023 (including). Therefore, as of October 20, 2023 (including) the Company’s shares shall be traded “Ex-Dividends and Ex-Interest on Equity”.

The amount of the Dividends and Interest on Company’s Equity approved will be paid on November 10, 2023 and fully considered within the amount of mandatory dividends to be distributed by the Company for the year 2023, without any compensation as monetary indexation.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, October 10, 2023.

Gustavo Alejo Viviani

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 10, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer